FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2005
Commission File Number: 001-14278
QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)
84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   X                        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                              Yes                                 No      X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                              Yes                                 No      X
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                              Yes                                 No      X
If ‘Yes‘ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers
SIGNATURES

Item 1.	Press Release entitled “QUILMES INDUSTRIAL (QUINSA) ANNOUNCES VOLUMES FOR THE FOURTH QUARTER AND FULL YEAR 2004”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.
Date: February 21, 2005	By:	/s/ Agustin Garcia Mansilla
	Name:	Agustin Garcia Mansilla
	Title:	Chief Executive Officer

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056
CONTACT:
Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4321-2744
FOR IMMEDIATE RELEASE
QUILMES INDUSTRIAL (QUINSA) ANNOUNCES VOLUMES FOR THE FOURTH QUARTER AND FULL YEAR 2004
      LUXEMBOURG — JANUARY 14, 2005 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) today announced the volumes for the fourth quarter and full year 2004. Volumes for each business segment and percent change compared to the same period in 2003 were as disclosed in the table below:

	4th Ouarter 2004		Full Year 2004

	Volume	% Change	Volume	% Change
	(’000 hls)		(’000 hls)
Argentina
Beer	3,351	1.2(*)	10,481	5.2
Soft drinks & Other	2,060	13.7	6,490	10.0
Bolivia – Beer	668	15.2	2,143	16.3
Chile – Beer	126	6.8	380	(9.3)
Paraguay – Beer	597	8.3	1,836	13.8
Uruguay
Beer	237	16.7	593	33.3
Soft Drinks & Other	89	9.9	279	43.1
Intercompany	(30)	—	(57)	—
TOTAL – Beer	4,949	4.1	15,376	7.8
TOTAL – Soft Drinks	2,149	13.5	6,769	11.0

(*)	Percent change is calculated on restated volumes for the fourth quarter 2003. Thus, 24,000 hectoliters previously included as fourth quarter 2003 volume sales were restated as third quarter 2003 volume sales.
ABOUT QUINSA
Quinsa is a Luxembourg-based holding company that controls 87.6 percent of Quilmes International (Bermuda) (“QIB”). The remaining 12.4 percent stake is held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas – AmBev (“AmBev”).
Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell the AmBev brands in Argentina, Bolivia, Paraguay and Uruguay. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.
The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.
Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).
Quinsa’s web address: www.Quinsa.com
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